Uni Core Holdings Corporation

February 6, 2012

Securities and Exchange Commission

100 F Street, N.E., Stop 3030

Washington, D.C. 20549

Re:	Uni Core Holdings Corp. Form 10-K for the Fiscal Year Ended June 30, 2010; and Form 10Q for the Period Ending March 31, 2011 Filed October 7, 2010 and May 13, 2011 respectively File no. 0-30430

Dear Sirs,

After we have filed the reply on November 15, 2011 to the questions raised by the Staff of the Commission in its letter of comments dated September 29, 2011, our independent auditor has just finished the field audit on January 2012. However, they are working on the outstanding matters which are including certain confirmation and documentation for open items. Uni Core Holdings Corp. is doing our best to provide answer for those items. It will take two to three weeks to finish all pending issues. Then, the auditors need another week to draft out the report. It will take another week for all parties to review and approve the report. Therefore, we estimated that we can file the 2010 Form 10-K amendment as early as mid of March 2012.

We apologize for the inconvenient caused and should you have further comments on this matter, please contact the undersigned at your earliest convenience.

Sincerely,

/s/ Thomas Lee
Thomas Lee Chief Financial Officer